UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER: 0-30318

CUSIP NUMBER: 922793104

FORM 12b-25

NOTIFICATION OF LATE FILING

        (Check One):  Form 10-K [X]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

        For Period Ended: __December 31, 2004_____________
        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Ventiv Health, Inc. ______________________________________________________________________________ _ Full Name of Registrant
Snyder Healthcare Services Inc.____________________________________________________________________________ Former Name if Applicable
200 Cottontail Lane, Vantage Court North _______________________________________________________________________________ Address of Principal Executive Office (Street and Number)
Somerset, New Jersey 08873________________________________________________________________________________ City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Ventiv Health, Inc. (the "Company") files this report for a 15-day extension, from March 16 to March 31, 2005, for filing its Annual Report on Form 10-K for the period ended December 31, 2004. The Company will not file its Form 10-K by March 16, 2005 because it will be unable to complete the preparation of its consolidated financial statements and the additional work required to complete management's assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board by the initial filing date without unreasonable effort or expense. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by March 31, 2005.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

______John Emery__ (Name)	_732_ (Area Code)	_________537-4800_________ (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]
________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 8, 2005, the Registrant announced its financial results for its fourth quarter and fiscal year ended December 31, 2004. Total revenues were approximately $352.2 million for 2004, compared to approximately $224.5 million for 2003, and earnings from continuing operations were approximately $30.1 million for 2004, compared to approximately $9.9 million for 2003. These results are subject to adjustment in connection with the completion of the audit of the Registrant’s 2004 financial statements. Key factors that contributed to the Registrant’s 2004 results of operations included new contract wins in the Registrant’s contract sales business; increased earnings in the Registrant’s planning and analytics business; the completion by the Registrant of the acquisition of several new businesses; continued cost management; and the recording of a tax benefit of approximately $7.1 million primarily related to the divestiture and shutdown of certain former subsidiaries.

A copy of the press release containing the foregoing announcement was furnished as Exhibit 99.1 to the Current Report on Form 8-K filed by the Registrant on March 8, 2005. Except as specifically set forth above, the information contained in the press release is not incorporated herein by reference and is not deemed "filed" as part of this filing.

_________________________Ventiv Health, Inc.____________________________
                                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date__March 16,2005______                 By     /s/ John R. Emery_______________
                    Name: John R. Emery
                  Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).